Exhibit 99.1

Molecular Data Inc. Announces ADS Ratio Change

Shanghai, China (May 20, 2022) — Molecular Data Inc. (NASDAQ: MKD) (the “Company”) announced today a ratio change on its American Depositary Shares (“ADS”) from the current one (1) ADS representing three (3) Class A ordinary shares to the new ratio of one (1) ADS representing forty-five (45) Class A ordinary shares (the “Ratio Change”). The effective date of the Ratio Change is expected to be May 23, 2022.

Each ADS holder of record at the close of business on the date when the change in ADS ratio is effective will be required to surrender and exchange every fifteen (15) existing ADSs then held for one (1) new ADS. JPMorgan Chase Bank, N.A., as the depositary bank for the Company’s ADS program, will arrange for the exchange of the current ADSs for the new ADSs.

The Ratio Change will have the same effect as a one-for-15 reverse share split.

About Molecular Data Inc.

Molecular Data Inc. is a technology-driven platform in China’s chemical industry, connecting participants along the chemical value chain through integrated solutions. The Company delivers e-commerce solutions, financial solutions, warehousing and logistics solutions, and SaaS suite that are intended to solve pain points for participants in the traditional chemical industry. Built upon a comprehensive knowledge engine and artificial intelligence (AI) capabilities, the Company’s e-commerce solutions are mainly offered through its online platform, consisting of molbase.com, molbase.cn, Moku Data WeChat account, Chemical Community APP and other ancillary platforms.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the chemical market; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the COVID-19 to the Company’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.